UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO (RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

INFORMAX, INC.
(Name of Subject Company (Issuer))

BABCOCK, INC. (OFFEROR)
INVITROGEN CORPORATION (OFFEROR PARENT)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45677N205
(CUSIP Number of Class of Securities)

LYLE C. TURNER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
INVITROGEN CORPORATION
1600 FARADAY AVENUE
CARLSBAD, CA 92008
TELEPHONE: (760) 603-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPY TO:
JEFFREY T. BAGLIO, ESQ.
GRAY CARY WARE & FREIDENRICH LLP
4365 EXECUTIVE DRIVE, SUITE 1100
SAN DIEGO, CA 92121-2133
TELEPHONE: (858) 677-1400

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

Not applicable	Not applicable

Amount Previously Paid: None Filing Party: Not applicable	Form or Registration No.: Not applicable Date Filed: Not applicable

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

ITEM 12. EXHIBITS.
EXHIBIT INDEX
EXHIBIT (A)(5)(1)

ITEM 12. EXHIBITS.

(a)(5)(1)	Joint press release issued by Invitrogen Corporation and InforMax, Inc. on October 15, 2002.
(a)(5)(2)	Transcript of joint public conference call hosted by Invitrogen Corporation and InforMax, Inc. on October 15, 2002.
(a)(5)(3)	Presentation materials from webcast hosted by Invitrogen Corporation and InforMax, Inc. on October 15, 2002.

EXHIBIT INDEX

(a)(5)(1)	Joint press release issued by Invitrogen Corporation and InforMax, Inc. on October 15, 2002.